

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Jonathan Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, New York 10001

> **Re: Qomolangma Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2022**
> **File No. 333-265447**

Dear Mr. Myers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1

Risk Factors, page 32

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from

completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Principal Stockholders, page 121

2.   Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by Qomolangma Investments LLC.

Exhibits

3.   Please revise the legal opinion filed as exhibit 5.1 to delete the assumptions that assume material facts underlying the opinion and readily ascertainable facts. For example, delete the assumptions that when ". . . the Units have been duly issued and sold . . . so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company . . ." and ". . . the terms of the shares of Common Stock included in the Units and Representative Shares have been duly established in conformity with the Company's certificate of incorporation . . ." For guidance, see section II.B.3.a of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher S. Auguste, Esq.